Exhibit 99.1

YXT.com Reports Full Year 2025 Unaudited Financial Results

SUZHOU, China, March 31, 2026 /GLOBE NEWSWIRE/ - YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a provider of AI-enabled enterprise productivity solutions, today announced its unaudited financial results for the full year ended December 31, 2025.

Financial Highlights for the Full Year of 2025

•	Total revenues were RMB340.2 million (US$48.7 million) for the full year of 2025, compared with RMB331.2 million in the prior year, representing an increase of 2.7%.

•	Gross margin was 68.3% for the full year of 2025, compared with 61.8% in the prior year, representing an increase of 6.5 percentage points.

•	Net loss was RMB158.9 million (US$22.7 million), compared with RMB92.1 million in the prior year. Adjusted net loss was RMB146.6 million (US$21.0 million), compared with RMB199.3 million in the prior year, representing a decrease of RMB52.7 million.

•	Number of subscription customers was 2,301 as of December 31, 2025, compared with 2,405 as of December 31, 2024. Net revenue retention rates (“NRR”1) of subscription customers remained stable at 101.4%, compared with 100.9% in the prior year. The change reflects the Company’s strategic shift towards large enterprise accounts with consistent demand for corporate learning solutions and the launch of AI-products, leading to the increase of revenue and anticipated churn of small and medium-sized customers from the Company’s portfolio.

•	Monthly Recurring Revenue (“MRR”2) of AI-related product was RMB1.1 million (US$0.2 million) as of December 31, 2025, compared with RMB0.3 million as of December 31, 2024.

Mr. Peter Lu, Director, Founder and Chairman of the Board of YXT.com, commented, “2025 was a defining year for us as we accelerated our ‘AI-first’ transformation. By strategically pivoting to the large enterprise market and refining our customer portfolio, we have validated the immense value our solutions bring to industry leaders through steady core business growth. The exponential leap in our AI-related MRR signals our successful evolution from a traditional digital learning platform into an AI-driven corporate productivity engine. Looking ahead, we will continue to unleash the potential of AI to define a transformative paradigm of organizational efficiency for leading global enterprises.”

Mr. Shen Cao, Chief Financial Officer of YXT.com, added, “Our strategic shift toward a higher-quality revenue mix has stabilized NRR at 101.4%. Meanwhile, AI-powered efficiencies propelled our gross margin to 68.3% while allowing us to cut costs even as revenue grew. This synergy of 'higher revenue quality and lower cost structures' is a clear testament to our enhanced operating leverage. With the increased efficiencies, refined revenue mix and ongoing expense optimization efforts, we expect the adjusted net loss will still decrease significantly in 2026.”

1 NRR is calculated by specifying a measurement period consisting of the trailing twenty-four months from the given period end, and using (i) the total subscription revenue for the first twelve months of the measurement period from the group of customers as of the end of the first twelve months as the denominator, and (ii) the total subscription revenue for the second twelve months of the measurement period from the same group of customers as the numerator.

2 MRR is calculated based on the total contract value divided by the total number of months of the agreement based on the start and end dates of each contracted line item.

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Financial Results for the Full Year of 2025

Revenues

Revenues were RMB340.2 million (US$48.7 million), compared with RMB331.2 million in the prior year, representing an increase of 2.7%.

•	Revenues from corporate learning solutions were RMB337.7 million (US$48.3 million), compared with RMB325.6 million in the prior year.

o	Revenues from subscription based corporate learning solutions were RMB317.4 million (US$45.4 million), compared with RMB301.8 million in the prior year. The change was primarily due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions and the launch of AI-related products, leading to the increase of revenues.

o	Revenues from non-subscription based corporate learning solutions were RMB20.3 million (US$2.9 million), compared with RMB23.8 million in the prior year. The change was primarily due to reduced offline solutions reflecting the Company’s strategic emphasis on subscription-based, digitized corporate learning solutions.

•	Revenues from others were RMB2.5 million (US$0.4 million), compared with RMB5.6 million in the prior year. The change primarily reflects fewer customized software projects completed in 2025, aligning with the Company’s new strategic focus.

Cost of revenues

Cost of revenues was RMB107.7 million (US$15.4 million), compared with RMB126.5 million in the prior year, representing a decrease of 14.9%. This was mainly due to (i) raise in productivity in the Company’s operation leveraging AI tools; (ii) decreased staff expenses and third-party infrastructure costs through operational optimization; and (iii) lower instructor compensation costs due to the reduction of offline solutions, aligning with our strategic emphasis on subscription-based, digitized and AI-powered corporate learning solutions.

Gross margin

Gross margin was 68.3%, compared with 61.8% in the prior year, representing an increase of 6.5 percentage points. This was mainly driven by the Company's continual focus on large enterprise subscription customers, higher-marginal-contribution solutions and ongoing cost optimization efforts.

Sales and marketing expenses

Sales and marketing expenses were RMB144.9 million (US$20.7 million), compared with RMB144.2 million in the prior year, representing an increase of 0.5%. This was mainly due to (i) the increase of marketing expenses for the promotion activities, especially for the AI-related products; and partially offset by (ii) decreases in compensation paid to sales and marketing staff due to the Company’s efforts in better relocating its human resources, which was also resulted from the raise in productivity in acquiring, converting and retaining customers and realizing revenues aided by AI tools and the Company’s branding campaign.

Research and development expenses

Research and development expenses were RMB111.4 million (US$15.9 million), compared with RMB116.1 million in the prior year, representing a decrease of 4.0%. This was mainly due to (i) increased R&D return on investment due to the Company’s new discipline and approach to product-market-fit; and (ii) decreases in compensation paid to research and development staff due to the Company’s efforts in better relocating its human resources.

General and administrative expenses

General and administrative expenses were RMB122.0 million (US$17.4 million), compared with RMB138.4 million in the prior year, representing a decrease of 11.9%. This was mainly due to (i) the decrease in compensation paid to general and administrative staff due to the Company’s efforts in better relocating its human resources; and (ii) the decrease of general office and administrative expenses for the ongoing expense optimization efforts.

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Net loss and adjusted net loss

Net loss was RMB158.9 million (US$22.7 million), compared with RMB92.1 million in the prior year. Adjusted net loss was RMB146.6 million (US$21.0 million), compared with RMB199.3 million in the prior year, representing a decrease of 26.4%.

Income/(loss) per share

Basic and diluted net loss per share was RMB0.87 (US$0.12), compared with basic net income per share of RMB2.90 and diluted net loss per share of RMB0.55 in the prior year. The change in basic and diluted net income/(loss) per share was primarily attributable to the impact of deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares in prior year.

Balance Sheet

As of December 31, 2025, the Company had cash and cash equivalents and restricted cash and short-term investment of RMB134.7 million (US$19.3 million), compared with RMB418.2 million as of December 31, 2024.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net loss as a supplemental non-GAAP measure to review and assess our operating performance. Adjusted net loss is net loss excluding gain on deconsolidation of CEIBS Publishing Group , share-based compensation, change in fair value of derivative liabilities, net of income taxes, to the extent applicable. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

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About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to "Empower people and organization development through technology," the Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

Contact

Investor Relations

YXT.com

E-mail: IR@radnova.com

Serena Huang

Octans Capital Group

E-mail: yxt.ir@octanscap.com

Tel: +86-10-6580-0653

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	417,920	114,998	16,444
Restricted Cash	322	-	-
Short-term investments	-	19,728	2,821
Accounts receivable, net	19,386	18,988	2,715
Amounts due from related parties	2,000	3,510	502
Prepaid expenses and other current assets	35,791	21,750	3,110
Total current assets	475,419	178,974	25,592

Non-current assets:
Property, equipment and software, net	15,175	10,352	1,480
Intangible assets, net	7,069	3,383	484
Goodwill	163,837	163,837	23,428
Long-term investments	114,432	104,326	14,918
Operating lease right-of-use assets, net	25,655	21,550	3,082
Other non-current assets	20,349	24,627	3,522
Total non-current assets	346,517	328,075	46,914
Total assets	821,936	507,049	72,506

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7,389	9,976	1,427
Amounts due to a related party	2,452	1,975	282
Short-term borrowings	163,000	139,500	19,948
Deferred revenue, current	125,428	96,760	13,836
Acquisition consideration payable	14,775	14,775	2,113
Other payable and accrued liabilities	72,028	88,961	12,721
Operating lease liabilities, current	8,966	9,945	1,422
Total current liabilities	394,038	361,892	51,749

Non-current liabilities
Long-term borrowings	125,500	8,000	1,144
Operating lease liabilities, non-current	17,458	12,987	1,857
Deferred revenue, non-current	57,710	49,530	7,083
Total non-current liabilities	200,668	70,517	10,084
Total liabilities	594,706	432,409	61,833

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
Equity
Class A ordinary shares (US$0.0001 par value; 483,068,176 Class A shares authorized, 163,294,773 and 171,596,634 shares issued as of December 31, 2024 and 2025, respectively; 163,294,773 and 161,525,163 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	118	118	17
Class B ordinary shares (US$0.0001 par value; 16,931,824 and 16,931,824 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	11	11	2
Treasury stock (nil and 1,769,610 shares as of December 31, 2024 and 2025, respectively)	-	(3,494)	(500)
Additional paid-in capital	3,489,553	3,501,859	500,759
Accumulated other comprehensive income	25,096	22,626	3,235
Accumulated deficit	(3,287,548)	(3,446,480)	(492,840)
Total equity	227,230	74,640	10,673
Total liabilities and equity	821,936	507,049	72,506

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
Revenues:
Corporate learning solutions	325,579	337,699	48,290
Others	5,611	2,522	361
Total revenues	331,190	340,221	48,651

Cost of revenues	(126,522)	(107,697)	(15,400)
Sales and marketing expenses	(144,217)	(144,886)	(20,718)
Research and development expenses	(116,105)	(111,410)	(15,931)
General and administrative expenses	(138,392)	(121,953)	(17,439)
Other operating income	6,974	4,689	671
Loss from operations	(187,072)	(141,036)	(20,166)

Interest and investment income	6,494	3,555	508
Interest expense	(10,699)	(6,571)	(940)
Impairment of available-for-sale debt securities	(14,464)	(14,779)	(2,113)
Gain on deconsolidation of CEIBS Publishing Group	78,760	-	-
Foreign exchange gain, net	550	447	64
Change in fair value of derivative liabilities	34,378	-	-
Loss before income tax expense and share of results of an equity method investee	(92,053)	(158,384)	(22,647)
Income tax expense	-	-	-
Share of results of an equity method investee, net of tax	-	(548)	(78)
Net loss	(92,053)	(158,932)	(22,725)

Net loss attributable to non-controlling interests shareholders	300	-	-

Net loss attributable to YXT.COM Group Holding Limited	(91,753)	(158,932)	(22,725)

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
Net loss attributable to YXT.COM Group Holding Limited	(91,753)	(158,932)	(22,725)
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	672,170	-	-
Deemed dividend to preferred shareholders due to modifications	(5,940)	-	-
Net accretion of convertible redeemable preferred shares	(290,543)	-	-
Net income/(loss) attributable to ordinary shareholders of YXT.COM Group Holding Limited	283,934	(158,932)	(22,725)

Net loss	(92,053)	(158,932)	(22,725)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	3,742	(4,691)	(671)
Unrealized (loss)/gain on investments in available-for-sale debt securities, net of tax	(2,421)	2,221	318

Total comprehensive loss	(90,732)	(161,402)	(23,078)

Total comprehensive loss attributable to non-controlling interests	300	-	-

Total comprehensive loss attributable to YXT.COM Group Holding Limited	(90,432)	(161,402)	(23,078)

Net income/(loss) attributable to ordinary shareholders of YXT.COM Group Holding Limited	283,934	(158,932)	(22,725)
—Weighted average number of ordinary shares - basic	97,788,561	181,828,823	181,828,823
—Weighted average number of ordinary shares - diluted	168,152,425	181,828,823	181,828,823

Net income/(loss) per share attributable to ordinary shareholders:
—Basic	2.90	(0.87)	(0.12)
—Diluted	(0.55)	(0.87)	(0.12)

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
Net loss	(92,053)	(158,932)	(22,725)
Adjustments:
Gain on deconsolidation of CEIBS Publishing Group	(78,760)	-	-
Share-based compensation	5,879	12,306	1,760
Change in fair value of derivative liabilities	(34,378)	-	-
Adjusted loss before income taxes	(199,312)	(146,626)	(20,965)
Adjusted income taxes	-	-	-
Adjusted net loss	(199,312)	(146,626)	(20,965)

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